EXHIBIT 99.6

CONSENT OF AUTHOR / EXPERT

PAUL WEEDOON

I hereby consent to the use of my name, Paul Weedon, and reference to my name, the technical report entitled “Fortuna Silver Mines Inc.: Séguéla Gold Mine, Côte d’Ivoire” dated effective December 31, 2023 evaluating the Séguéla Mine of Fortuna Silver Mines Inc. (the “Company”), the technical report entitled “Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico” dated effective December 31, 2023 evaluating the San Jose Mine of the Company, the technical report entitled “Fortuna Silver Mines Inc.: Caylloma Mine, Caylloma District, Peru” dated effective December 31, 2023 evaluating the Caylloma Mine of the Company, the technical report entitled “Fortuna Silver Mines Inc: Yaramoko Gold Mine, Burkina Faso” dated effective December 31, 2022, evaluating the Yaramoko Mine of the Company, and the information contained in said technical reports described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission.

Dated: March 28, 2024

“Paul Weedon”

Paul Weedon, MAIG